Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

28 February 2003

By Courier

SEC No. 82-5068

03007169

03 MAR -6 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

SUPPL

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas
6th Floor, New York, NY 10011

dlw 3/7

03 MAR -5 AM 7:21

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
83	83	20.01.2003	Announcement of Appointment of Director – Tomas Agustin Lorenzo
81	81	20.01.2003	Press Release - Del Monte Pacific Announces Appointment of Tomas Lorenzo as a Director, Replacing Luis Lorenzo, Newly Appointed Secretary of Agriculture of the Philippines
72	72	30.01.2003	List of Persons Occupying Managerial Positions Who Are Relatives of a Director or Chief Executive Officer of Substantial Shareholder
41	41	10.02.2003	Del Monte Pacific To Announce Full Year 2002 Results on 25 February 2003
76	76	17.02.2003	Press Release - Del Monte Pacific Strengthens Corporate Governance Structure
74	74	17.02.2003	Del Monte Pacific Announces Appointment

			of Stephen Thorpe as a Director and a Change of Audit Committee Members
72	72	17.02.2003	Appointment/Resignation of Directors/Changes to the Composition of Audit Committee
75	75	17.02.2003	Appointment of Members of the Nominating Committee and Remuneration & Share Option Committee
73	73	17.02.2003	Announcement of Appointment of Director - Stephen Charles Thorpe
19	19	25.02.2003	Full Year Financial Statement and Dividend Announcement
22	22	25.02.2003	Press Release – Del Monte Pacific FY 2002 Net Profit Up 19% Increases Dividend Payout
18	18	26.02.2003	FY 2002 Results Briefing Q&A Highlights – 25 February 2003
25	25	27.02.2003	2002 Results Briefing

SEC NO. 82-5068

MASNET No. 83 OF 20.01.2003
Announcement No. 83

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Director

Date of appointment:	17/01/2003
Name:	Tomas Agustin P.Lorenzo
Age:	34
Country of principal residence:	Philippines
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	1991 to Present Vice President Pioneer Ventures, Inc. 1995 to Present President Surfield Development Corporation Grand Metro Lorenzo Corporation Lapanday Holdings Corporation Property Equities, Inc. Lapanday Prime Development Corporation

Other directorships
Past (for the last five years)

Pancake House, Inc.

Present

Amalgamated Investment Bancorporation
Bright Tech Trading Limited
Familia Lorenzo Foundation, Inc.
Lapanday Prime Development Corporation
Lapanday Holdings Corporation - Vice Chairman & Treasurer
Lapanday Foods Corporation - Vice Chairman & Treasurer
Macondray & Co., Inc.
MCI, Inc.
Macondray Packaging Corporation
Macondray Fibreboard Corporation
Macondray Plastics, Inc. - Vice Chairman
Macondray Agro-Industrial Corporation
Macondray Industries, Inc.
Macondray Insurance Brokers Corporation
Macondray Carriers and Brokerage Corp.
MCI Resources Corporation

Macondray Holdings Corporation
Pioneer Ventures, Inc.
Property Equity, Inc.

Shareholding in the listed issuer and its subsidiaries:	440 common shares
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	Brother of Messrs. Martin P. Lorenzo and Marco P. Lorenzo. Martin P. Lorenzo is the Joint Managing Director of Del Monte Pacific Limited, Marco P. Lorenzo is the Vice President for Plantation Operations, Del Monte Philippines, Inc.
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
No

Submitted by Yvonne Choo, Company Secretary on 20/01/2003 to the SGX

SEC NO. 82-5068

MASNET No. 81 OF 20.01.2003
Announcement No. 81

DEL MONTE PACIFIC LIMITED

Press Release - Del Monte Pacific Announces Appointment of Tomas Lorenzo as a Director, Replacing Luis Lorenzo, Newly Appointed Secretary of Agriculture of the Philippines

Del Monte Pacific Limited ("DMPL" or "the Company") today announced the appointment of Tomas P. Lorenzo as a Director and as a Member of the Audit Committee of the Company, replacing Luis P. Lorenzo, Jr. who was recently appointed Secretary of Agriculture of the Philippines by President Gloria Macapagal - Arroyo.

The Board of DMPL thanks Mr. Luis Lorenzo for his outstanding contributions to the Company and congratulates him on his prestigious new appointment.

Prior to his new appointment, Mr. Luis Lorenzo was Chairman of Lapanday Foods Corporation, a producer and marketer of tropical fruit and the largest exporter of bananas in the Philippines.

The appointment of Mr. Luis Lorenzo marks the second DMPL Director to be appointed to the Cabinet of President Arroyo. In 2001, then DMPL Director Vicente S. Perez, Jr. was appointed Secretary of Energy.

Mr. Tomas Lorenzo holds an MBA in Finance from the Wharton School of The University of Pennsylvania and is currently the President of Grand Metro Lorenzo Corporation, Surfield Development Corporation and Lapanday Holdings Corporation. He also serves on the Boards of Del Monte Philippines, Inc., Macondray & Co. Inc., Lapanday Foods Corporation and other companies.

Submitted by Yvonne Choo, Company Secretary on 20/01/2003 to the SGX

SEC NO. 82-5068

MASNET No. 72 OF 30.01.2003
Announcement No. 72

DEL MONTE PACIFIC LIMITED

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF

DEL MONTE PACIFIC LIMITED

Name	Age	Family Relationship with any director, chief executive officer and/or Substantial Shareholder	Current position and duties, and the year position was first held	Details of changes in duties and position held, if any, during the year
REGINA L.H. DAVILA	44	Sister of Martin P. Lorenzo & Tomas P. Lorenzo	Non-Executive Director of Del Monte Philippines, Inc. appointed on 1 May 1996 Chairman & President of Del Monte Foundation, Inc. appointed in October 1997	None
MARCO P. LORENZO	43	Brother of Martin P. Lorenzo & Tomas P. Lorenzo	Vice President for Plantation Operations, Del Monte Philippines, Inc. appointed on 1 March 1998	Appointed member of Del Monte Philippines, Inc. Management Committee in 2002 Appointed to the Board of Del Monte Philippines, Inc. on 17 January 2003

Submitted by Yvonne Choo, Company Secretary on 30/01/2003 to the SGX

SEC NO. 82-5068

MASNET No. 41 OF 10.02.2003
Announcement No. 41

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC TO ANNOUNCE FULL YEAR 2002 RESULTS ON 25 FEBRUARY 2003

Del Monte Pacific Limited will announce the Group's full year 2002 results on Tuesday, 25 February 2003 after the market closes.

Online Access
The presentation will be posted by 6.30pm, Tuesday, 25 February 2003 while the summary of the question and answer session of the briefing will be posted by 12.00pm, Wednesday, 26 February 2003 on *www.delmontepacific.com* and *www.sgx.com.sg*.

Submitted by Yvonne Choo, Company Secretary on 10/02/2002 to the SGX

SEC NO. 82-5068

MASNET No. 76 OF 17.02.2003
Announcement No. 76

DEL MONTE PACIFIC LIMITED

Press Release - Del Monte Pacific Strengthens Corporate Governance Structure

DEL MONTE PACIFIC LIMITED

contact information
Mary Rachel Yee / Joanne Esta Chong
Golin/Harris International
Tel +65-65515423 / +65-665515443
maryrachel.yee@golinharris.com
joanneesta.chong@golinharris.com

Del Monte Pacific Strengthens Corporate Governance Structure

SINGAPORE – 17 February 2003 – Del Monte Pacific Limited ("the Company") is pleased to announce that in line with the recommendations of the Code of Corporate Governance issued by the Corporate Governance Committee and the amendments made to the Listing Manual, on 11 February 2003 the Board formed a **Nominating Committee** to ensure a formal and transparent process for the appointment and re-election of directors, and a **Remuneration and Share Option Committee** to provide a greater degree of objectivity in the setting of remuneration.

"Del Monte believes high standards of corporate governance are crucial to the long-term value of the Company. We are determined to build a sound corporate governance framework to help carry the Company into our next phase of growth," said Mr Tony Chew, Chairman of Del Monte Pacific.

The Nominating Committee of the Company comprises the following Directors:

Chairman
Mr. Michael Hwang (*independent*)

Members
Mr. Tony Chew Leong-Chee (*independent*)
Mr. Godfrey E. Scotchbrook (*independent*)

Mr. Martin P. Lorenzo (*executive*) [alternate, Mr. Patrick L. Go (*non-executive)]*
Mr. Filippo Fucile (*non-executive*) [alternate, Mr. Thomas F. Warner (*executive*)]

The Remuneration and Share Option Committee comprises the following Directors:

Chairman
Mr. Godfrey E. Scotchbrook (*independent*)

Members
Mr. Michael Hwang (*independent*)
Mr. Tony Chew Leong-Chee (*independent*)
Mr. Martin P. Lorenzo (*executive*) [alternate, Mr. Patrick L. Go (*non-executive*)]
Mr. Filippo Fucile (*non-executive*) [alternate, Mr. Thomas F. Warner (*executive*)]

The Committees will also seek independent advice from professional consultants when necessary.

About Del Monte Pacific Limited *(Reuters: DMPL.SI/Bloomberg: DELM SP)*

Listed on the Main Board of the Singapore Exchange, Del Monte Pacific is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries ("Del Monte Pacific" or the "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

###

Submitted by Yvonne Choo, Company Secretary on 17/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 74 OF 17.02.2003
Announcement No. 74

DEL MONTE PACIFIC LIMITED

Press Release - Del Monte Pacific Announces Appointment of Stephen Thorpe as a Director and a Change of Audit Committee Members

DEL MONTE PACIFIC LIMITED

contact information
Jennifer Luy Joanne Esta Chong
Del Monte Pacific Limited
Tel +65-6324 6822
invest@delmontepacific.com

Golin/Harris International
Tel +65-9765-8876 / +65-6235-3121
joanneesta.chong@golinharris.com.sg

Del Monte Pacific Announces Appointment of Stephen Thorpe as a Director and a Change of Audit Committee Members

Del Monte Pacific Limited (DMPL) today announced the appointment of Stephen C. Thorpe as a Director, replacing Jacques Fragis, who resigned from the Board and from Cirio Del Monte.

Mr. Thorpe is Managing Director of Cirio Del Monte Northern Europe with responsibility for the UK and major European Markets. Mr. Thorpe, an MA from Oxford University, has over 17 years experience working for Del Monte related companies. He has worked for seventeen years throughout Europe for Del Monte.

In addition, as a result of the resignation of Mr. Fragis, Director Filippo Fucile, CFO of Cirio Finanziaria, parent company of Cirio Del Monte, has replaced Mr. Fragis as a member of the Audit Committee.

Cirio Del Monte is a major shareholder of Del Monte Pacific Ltd and a significant customer, as the owner of the Del Monte brand in Europe, Middle East and Africa. The Group is also Italy's top producer of tomato products and a leading producer and distributor of canned foods in Europe.

About Del Monte Pacific Limited *(Reuters: DMPL.SI/Bloomberg: DELM SP)*

Listed on the Main Board of the Singapore Exchange, Del Monte Pacific is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries ("Del Monte Pacific" or the "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

###

Submitted by Yvonne Choo, Company Secretary on 17/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 72 OF 17.02.2003
Announcement No. 72

DEL MONTE PACIFIC LIMITED

APPOINTMENT/RESIGNATION OF DIRECTORS/CHANGES TO THE COMPOSITION OF AUDIT COMMITTEE

The Board of Directors of Del Monte Pacific Limited ("the Company") would like to make the following announcements:

Resignation of Director

Mr Jacques Fragis has tendered his resignation as a Director of the Company and as a member of the Audit Committee.

Appointment of Director

Mr Stephen Charles Thorpe has been appointed as a Director of the Company, in place of Jacques Fragis who has resigned.

Details and declaration of Mr Stephen Thorpe as required under Clause 704(7) of the Listing Manual are contained in a separate announcement made today.

Changes to the Composition of the Audit Committee

Mr Filippo Fucile, non-executive director, has been appointed as a member of the Audit Committee in place of Mr Jacques Fragis.

The Audit Committee would now comprise the following members:

Michael Hwang (Chairman) *(independent)*
Tony Chew Leong-Chee *(independent)*
Godfrey E. Scotchbrook *(independent)*
Filippo Fucile *(non-executive)*
Tomas P. Lorenzo *(non-executive)*

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 17/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 75 OF 17.02.2003
Announcement No. 75

DEL MONTE PACIFIC LIMITED

Appointment of Members of the Nominating Committee and Remuneration & Share Option Committee

The Board of Directors of Del Monte Pacific Limited ("the Company") is pleased to announce that in line with the recommendations of the Code of Corporate Governance issued by the Corporate Governance Committee and the amendments made to the Listing Manual, the Board has on 11 February 2003 formed a **Nominating Committee** to ensure a formal and transparent process for the appointment and re-election of directors, and a **Remuneration and Share Option Committee** to provide a greater degree of objectivity in the setting of remuneration.

The **Nominating Committee** of the Company comprises the following Directors:

Chairman
Mr. Michael Hwang (independent)

Members
Mr. Tony Chew Leong-Chee (independent)
Mr. Godfrey E. Scotchbrook (independent)
Mr. Martin P. Lorenzo (executive) [alternate, Mr. Patrick L. Go (non-executive)]
Mr. Filippo Fucile (non-executive) [alternate, Mr. Thomas F. Warner (executive)]

The **Remuneration and Share Option Committee** comprises the following Directors:

Chairman
Mr. Godfrey E. Scotchbrook (independent)

Members
Mr. Michael Hwang (independent)
Mr. Tony Chew Leong-Chee (independent)
Mr. Martin P. Lorenzo (executive) [alternate, Mr. Patrick L. Go (non-executive)]
Mr. Filippo Fucile (non-executive) [alternate, Mr. Thomas F. Warner (executive)]

The Committees will also seek independent advice from professional consultants when necessary.

Submitted by Yvonne Choo, Company Secretary on 17/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 73 OF 17.02.2003
Announcement No. 73

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Director

Date of appointment:	14/02/2003
Name:	Stephen Charles Thorpe
Age:	47
Country of principal residence:	United Kingdom
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	1993 Area Director Cadbury Schweppes 1994 Commercial Director for Continental Europe Del Monte Foods UK 1995 Managing Director Del Monte Foods UK 1997 - 2000 European Commercial Director Del Monte Foods UK 2001 - Present Managing Director for Northern Europe Cirio Del Monte

Other directorships

Past (for the last five years)

None

Present

Cirio Del Monte Belgium S.A.
Cirio Del Monte Deutschland GmbH
Cirio Del Monte Foods International Limited
Cirio Del Monte NE Limited
De L'Ora Beverages Limited
Del Monte Pacific Limited
Del Monte Philippines, Inc.
One Cal Limited

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
No

Submitted by Yvonne Choo, Company Secretary on 17/02/2003 to the SGX

MASNET No. 19 OF 25.02.2003
Announcement No. 19

DEL MONTE PACIFIC LIMITED

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Income Statements for the year ended 31 December

	Group			Company		
	2002 US$'000	2001 US$'000	+/(-) %	2002 US$'000	2001 US$'000	+/(-) %
Turnover	196,370	182,303	8	21,000	16,500	27
Cost of sales	(138,128)	(127,854)	8	0	0	0
Gross profit	58,242	54,449	7	21,000	16,500	27
Distribution and selling expenses	(11,083)	(12,261)	(10)	0	0	0
General and administration expenses	(3,266)	(3,378)	(3)	(1,413)	(1,513)	(7)
Other operating expenses	(4,755)	(5,684)	(16)	(374)	(1,510)	(75)
Profit from operations	39,138	33,126	18	19,213	13,477	43
Financial income	778	1,754	(56)	0	227	(100)
Financial expenses	(1,637)	(1,782)	(8)	0	0	0
Profit before tax	38,279	33,098	16	19,213	13,704	40
Tax	(3,116)	(3,591)	(13)	0	0	0
Net profit for the year	35,161	29,507	19	19,213	13,704	40
Investment income	0	0	0	21,000	16,500	27
Financial income/(expenses) includes the following:						
Interest Income	778	1,357	(43)	0	227	(100)
Foreign exchange gain/(loss)	(107)	397	n/m	0	0	0
Depreciation and amortisation	(4,708)	(4,025)	17	0	0	0
Profit after tax as a percentage of turnover	18%	16%				
Net profit attributable to shareholders as a percentage of issued capital and reserves at end of year	25%	23%				

n/m - not meaningful

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

Balance Sheets as at 31 December

	Group		Company	
	2002 US$'000	2001 US$'000	2002 US$'000	2001 US$'000
Share capital and reserves				
Share capital	10,716	10,716	10,716	10,716
Share premium	65,815	65,815	65,954	65,954
Translation reserves	(64,360)	(61,953)	0	0
Revenue reserves	130,575	114,596	524	493
	142,746	129,174	77,194	77,163
Fixed assets	48,441	43,824	0	0
Subsidiaries	0	0	10,149	10,149
Intangible assets	9,619	9,922	0	0
Other assets	5,351	3,358	0	0
Current assets				
Inventories	46,213	43,720	0	0
Deferred growing crops	30,970	30,563	0	0
Trade debtors	19,556	15,216	0	0
Other debtors, deposits and prepayments	5,636	7,547	57	178
Due from subsidiaries (non-trade)	0	0	80,277	92,627
Due from affiliated companies (trade)	5,500	6,227	0	0
Due from shareholders (non-trade)	456	456	456	456
Short-term deposits	24,185	23,043	0	0
Cash and bank balances	3,652	1,122	4	5
	136,168	127,894	80,794	93,266
Less:				
Current liabilities				
Trade creditors	8,967	8,136	0	0
Other creditors and accruals	16,040	24,971	593	840
Due to subsidiaries (non-trade)	0	0	13,156	25,412
Due to an affiliated company (trade)	0	1	0	0
Due to an affiliated company (non-trade)	0	0	0	0
Short-term borrowings (unsecured)	15,232	7,072	0	0
Provision for taxation	1,139	726	0	0
	41,378	40,906	13,749	26,252
Net current assets	94,790	86,988	67,045	67,014
Less:				
Non-current liabilities				
Due to an affiliated company (non-trade)	7,279	7,060	0	0
Deferred taxation	8,176	7,858	0	0
Net assets	142,746	129,174	77,194	77,163

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	15,232	0	7,072

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	0	0	0

Details of any collateral

Not applicable.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

Cash Flow Statements for the year ended 31 December

	2002 US$'000	2001 US$'000
Cash flows from operating activities		
Net Profit for the year	35,161	29,507
Adjustments for:		
Depreciation and amortisation	4,708	4,025
Provision for stock obsolescence	1,130	125
Provision for doubtful debts	63	337
Provision for deferred tax	535	1,051
Gain on disposal of fixed assets	48	(42)
Write-back of provision for doubtful trade debts	0	(237)
Operating profit before working capital changes	41,645	34,766
Decrease (increase) in:		
Other assets	(1,993)	(498)
Inventories	(3,581)	(3,604)
Deferred growing crops	(407)	(2,267)
Accounts receivable	(4,366)	(691)
Prepayments and other current assets	1,912	633
Due from/to affiliated companies	945	2,580
Increase (decrease) in:		
Accounts payable and accrued liabilities	(8,100)	(3,573)
Provision for taxation	413	(1,008)
Net cash generated from operating activities	26,468	26,138

	2002 US$'000	2001 US$'000
Cash flows from investing activities		
Proceeds from disposal of fixed assets	91	170
Purchase of fixed assets	(10,315)	(14,940)
Net cash used in investing activities	(10,224)	(14,770)
Cash flows from financing activities		
Repayments of short-term borrowings	8,160	(726)
Dividends paid	(19,182)	(13,907)
Share buyback	0	(17,838)
Net cash used in financing activities	(11,022)	(32,471)
Effect of exchange rate changes on cash and cash equivalents	(1,550)	(2,366)
Net increase (decrease) in cash and cash equivalents	3,672	(23,469)
Cash and cash equivalents, beginning of year	24,165	47,634
Cash and cash equivalents, end of year	27,837	24,165

Supplemental Disclosures of Cash Flow Information

(a) Cash paid (received) during the year, included in operating activities

Interest expenses	1,231	1,600
Interest income	(696)	(978)
Income taxes	2,131	3,434

(b) Analysis of the balances of cash and cash equivalents

Cash and bank balances	3,652	1,122
Short-term deposits	24,185	23,043
	27,837	24,165

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Statements of Changes in Equity for the year ended 31 December 2002

The Group

	Share capital US$'000	Share premium US$'000	Translation reserves US$'000	Revenue reserves US$'000	Total US$'000
As at 1 January 2001	11,379	82,990	(59,071)	98,996	134,294
Currency translation differences	0	0	(2,882)	0	(2,882)
Share buyback	(663)	(17,175)	0	0	(17,838)
Net gains and losses not recognised in income statements	(663)	(17,175)	(2,882)	0	(20,720)
Net profit for the year	0	0	0	29,507	29,507
Dividends paid	0	0	0	(13,907)	(13,907)
As at 31 December 2001	10,716	65,815	(61,953)	114,596	129,174

	Share capital S$'000	Share premium S$'000	Translation reserves S$'000	Revenue reserves S$'000	Total S$'000
As at 1 January 2002	10,716	65,815	(61,953)	114,596	129,174
Currency translation differences	0	0	(2,407)	0	(2,407)
Net gains and losses not recognised in income statements	0	0	(2,407)	0	(2,407)
Net profit for the year	0	0	0	35,161	35,161
Dividends paid	0	0	0	(19,182)	(19,182)
As at 31 December 2002	10,716	65,815	(64,360)	130,575	142,746
The Company					
As at 1 January 2001	11,379	83,129	0	696	95,204
Share buyback	(663)	(17,175)	0	0	(17,838)
Net gains and losses not recognised in income statements	(663)	(17,175)	0	0	(17,838)
Net profit for the year	0	0	0	13,704	13,704
Dividends paid	0	0	0	(13,907)	(13,907)
As at 31 December 2001	10,716	65,954	0	493	77,163
As at 1 January 2002	10,716	65,954	0	493	77,163
Net profit for the year	0	0	0	19,213	19,213
Dividends paid	0	0	0	(19,182)	(19,182)
As at 31 December 2002	10,716	65,954	0	524	77,194

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There were no changes in the company's issued share capital during the year.

	Number of Shares	Amount (US$'000)
Ordinary shares issued and fully paid-up share capital – Balance as at 31 Dec 2001	1,071,629,194	10,716
Ordinary shares issued and fully paid-up share capital – Balance as at 31 Dec 2002	1,071,629,194	10,716

During the financial year, the Company granted a second batch of Market Price Options for 3,250,000 unissued ordinary shares to employees of the Group at an exercise price of S$0.47 per ordinary share. As at 31 December 2002, there is a total of outstanding share options for 17,968,722 unissued ordinary shares. None of the share options which were granted by the Company have been exercised since 1999.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

Figures have not been audited and not reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The accounting policies and methods of computation for the preparation of the financial statements for the year ended 31 December 2002 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2001.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

There are no changes in accounting policies and methods of computation for the preparation of the financial statements for the year ended 31 December 2002.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group Figures	
	Latest Year	Previous Year
Earnings per ordinary share for the year based on net profit attributable to shareholders:-		
(i) Based on existing issued share capital	3.28 US cents	2.73 US cents
(ii) On a fully diluted basis	3.28 US cents	2.73 US cents
Earnings per share based on net profit after extraordinary items attributable to shareholders:-		
(i) Based on existing issued share capital	3.28 US cents	2.73 US cents
(ii) On a fully diluted basis	3.28 US cents	2.73 US cents

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Latest Year	Previous Year
Net tangible asset backing per ordinary share	12.42 US cents	11.13 US cents

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

Review of Group Performance

For the full year 2002, Group turnover grew 8% to US$196.4 million from US$182.3 million in the prior year. Net profit after tax increased by 19% to US$35.2 million from US$29.5 million.

Turnover growth was driven by a 6% increase in average prices and a 2% increase in sales volume. In Asia, turnover grew by 9% due to 12% growth in sales volume. In Europe/North America, turnover grew by 5% driven by a 14% increase in average prices.

Overall PBIT (profit before interest and tax) grew 14% to US$39.9 million from US$34.9 million as higher prices, higher sales volume and a decrease in distribution and selling expenses more than offset higher product costs and increased depreciation.

The Group generated net operating cash flow (before capital expenditure) of US$26.5 million compared to US$26.1 million in the prior year. It also achieved an EBITDA (earnings before interest, tax, depreciation and amortisation) of US$43.7 million in 2002 with an EBITDA margin of 22%, compared to US$37.5 million and a margin of 21% in 2001. Net profit margin grew to 18% while return on equity improved to 25%, compared to 16% and 23%, respectively, in the prior year.

In 2002 capital expenditure decreased 31% to US$10.3 million from US$14.9 million in the previous year. Capital expenditures continued to be focused on productivity and quality enhancing projects. Key projects for the year were:

1) A cornerstone project to revamp fruit receiving at the cannery which will be completed in 2003.
2) Increased mixed tropical fruit production canning capacity by 50%
3) Increased shrink wrapping and tray capacity by 30%
4) Increased stand-up pouch (SUP) capacity by 30%
5) Installation of easy-open lid system (EOL)
6) Installation of a single stream juice system which will produce premium juice and premium grade fruit syrup which can be sold or used internally as a sugar substitute

The Group's balance sheet continued to be healthy with a net cash position of US$12.6 million at the end of 2002, after capital investments and payment of a maiden interim dividend of US$4.4 million in August 2002.

By business segments

	Turnover (US$'000)			PBIT* (US$'000)		
	Latest Full Year 31 Dec 2002	Previous Full Year 31 Dec 2001	% Change	Latest Full Year 31 Dec 2002	Previous Full Year 31 Dec 2001	% Change
Processed Products	134,394	128,556	5	29,987	28,378	6
Beverages	41,380	33,993	22	7,896	4,187	89
Non-processed Products	20,596	19,754	4	2,033	2,315	(12)
Total	196,370	182,303	8	39,916	34,880	14

* Profit before interest expenses & tax

Processed Products

Processed products consist of processed fruit (pineapple solids and mixed fruits) and tomato-based products.

Turnover of processed products, which accounted for 68% of the Group's total turnover in 2002, increased by 5% to US$134.4 million from US$128.6 million due to a 5% increase in average prices. Average prices in Europe/North America increased by 11%, offsetting a 2% decrease in prices in Asia.

Sales volume of processed products was flat, as an 8% volume increase in tomato-based products, driven by a 33% increase in SUP sales, was offset by a 2% price decline in processed fruits.

PBIT for processed products increased by 6% to US$30.0 million from US$28.4 million mainly due to the higher turnover.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate.

Turnover of beverages, which accounted for 21% of the Group's total turnover in 2002, increased by 22% to US$41.4 million compared to the same period last year. The increase in turnover was driven by a 14% increase in average sales prices combined with a 6% increase in sales volume.

Turnover of beverages in Asia, which accounted for 65% of total beverage turnover, grew 16% led by an increase in sales volume of juice and juice drinks. In Europe/North America, beverage turnover increased by 34% due to significantly stronger prices of pineapple juice concentrate, up by 35%, as a result of short supply.

PBIT for beverages increased by 89% to US$7.9 million from US$4.2 million, mainly due to improved pricing in Europe/North America and higher volume in Asia.

Non-processed Products

Non-processed products consist of fresh pineapples and the non-core cattle business.

Turnover of non-processed products in 2002 increased by 4% to US$20.6 million from US$19.8 million, mainly as a result of a 9% increase in cattle turnover.

PBIT for non-processed products decreased by 12% to US$2.0 million from US$2.3 million mainly due to a 9% decrease in fresh pineapple volume.

By geographical segments

(US$'000)	Turnover		Total assets		Capital expenditure	
	2002	2001	2002	2001	2002	2001
Asia	133,783	122,837	199,579	184,998	10,315	14,940
Europe/North America	62,587	59,466	-	-	-	-
Total	196,370	182,303	199,579	184,998	10,315	14,940

	Turnover (US$'000)			PBIT* (US$'000)		
	Latest Full Year 31 Dec 2002	Previous Full Year 31 Dec 2001	% Change	Latest Full Year 31 Dec 2002	Previous Full Year 31 Dec 2001	% Change
Asia	133,783	122,837	9	26,174	25,074	4
Europe/North America	62,587	59,466	5	13,742	9,806	40
Total	196,370	182,303	8	39,916	34,880	14

*Profit before interest expenses & tax

Asia

Turnover in Asia, which accounted for 68% of total turnover, increased by 9% to US$133.8 million from US$122.8 million due primarily to a 12% increase in sales volume across all processed product categories. The increase in sales volume more than offset a 2% decrease in average prices.

In its key Asian market, the Philippines, sales volume grew by 11%, strengthening the Group's market position in spite of heightened competition.

PBIT in Asia increased by 4% to US$26.2 million from US$25.1 million due primarily to the increase in turnover.

Europe/North America

Turnover in Europe/North America, which accounted for 32% of total turnover, increased by 5% to US$62.6 million from US$59.5 million largely due to a 14% increase in average prices, which more than offset an 8% decrease in sales volume. The increase in prices was led by improved prices of pineapple concentrate resulting from tight supply.

Overall sales volume in Europe/North America was affected by a short supply of product. Sales of value-added, higher-margin products such as mixed tropical fruit in glass jars rose 28% (accounting for more than 6% of turnover), but were restricted by limited supply of high-specification product.

PBIT increased by 40% to US$13.7 million from US$9.8 million mainly because of higher pricing.

Distribution & Selling Expenses

In 2002 distribution and selling expenses declined to US$11.1 million from US$12.3 million in the prior year as lower defense-related advertising and promotion costs in the second half of the year more than offset increased selling costs.

G & A Expenses

G & A expenses declined 3% to US$3.3 million from US$3.4 million reflecting cost cuts and the impact of the weaker peso.

Other Operating Expenses

Other operating expenses decreased 16% to US$4.8 million from US$5.7 million due to lower project expenses for the year.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

At the time of the release of the results for the full year 2001, the Company stated that "overall, the Group expects to achieve a modest improvement in net profit for the full year versus 2001".

Actual net profit for the year increased by 19% as second-half results were stronger than anticipated due to firmer pricing of pineapple juice concentrate in Europe/North America and stronger than expected turnover in Asia.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Economic conditions are expected to remain very weak in all of the Group's key markets. Moreover, the potential conflict in Iraq, and its resulting effects, represents a potential further depressing force to the global economy.

Following unfavourable pricing in 2000 and the first half of 2001, the Group experienced firmer pricing in the second half of 2001 and the full year 2002. However, prices in 2003 are not expected to strengthen further and could weaken.

The Group continues to expect a mild El Nino in 2003. Since the Group directly controls its plantation and employs world-class agricultural practices, we expect to be less affected by El Nino than competing producers.

The competitive situation in the Philippines has intensified as new competitors have entered key categories in which the Group has leading market positions. As a result, the Group expects to continue to remain under pressure to defend its market positions.

Outlook
The Group expects economic, business and competitive conditions to be extremely challenging in 2003. Against this uncertainties, the Group's focus will be to capitalise on its fundamental strengths and to execute against its key strategies. As a result, the Group expects continued growth from new products, the effect of shifting to higher-margin value-added products, and tight cost control to counter the impact of higher costs and level pricing.

Overall, the Group expects to achieve a slight improvement in net profit in 2003 compared to 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	41 % per ordinary share (tax not applicable)	156 % per ordinary share (tax not applicable)
Par value of shares	US$0.01	US$0.01
Tax Rate	Nil	Nil

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	138 % per ordinary share (tax not applicable)
Par value of shares	US$0.01
Tax Rate	Nil

(c) Date payable

To be announced later.

(d) Books closure date

To be announced later.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Business Segmental Information
By Business Segments

Year ended 31 December 2002 (US$'000)	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	134,394	41,380	20,596	196,370
Profit from operations, representing segment result	29,404	7,734	2,000	39,138
Financial Income	583	162	33	778
Profit before interest expenses & tax	29,987	7,896	2,033	39,916
Financial expenses				(1,637)
Profit before tax				38,279
Tax				(3,118)
Net profit for the year				35,161
Segment assets	111,362	49,795	10,585	171,742
Unallocated assets				27,837
Consolidated total assets				199,579
Segment liabilities	24,235	6,474	1,577	32,286
Unallocated liabilities				24,547
Consolidated total liabilities				56,833
Capital expenditure	6,062	4,086	167	10,315
Depreciation	2,542	1,683	180	4,405
Amortisation	199	67	37	303

Year ended 31 December 2001 (US$'000)	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	128,556	33,993	19,754	182,303
Profit from operations, representing segment result	26,959	3,938	2,229	33,126
Financial Income	1,419	249	86	1,754
Profit before interest expenses & tax	28,378	4,187	2,315	34,880
Financial expenses				(1,782)
Profit before tax				33,098
Tax				(3,591)
Net profit for the year				29,507
Segment assets	108,873	41,314	10,646	160,833
Unallocated assets				24,165
Consolidated total assets				184,998
Segment liabilities	30,517	8,110	1,541	40,168
Unallocated liabilities				15,656
Consolidated total liabilities				55,824
Capital expenditure	9,192	5,621	127	14,940
Depreciation	2,254	1,269	200	3,723
Amortisation	200	64	38	302

SEC NO. 82-5068

By geographical segments

(US$'000)	Turnover 2002	Turnover 2001	Total assets 2002	Total assets 2001	Capital expenditure 2002	Capital expenditure 2001
Asia	133,783	122,837	199,579	184,998	10,315	14,940
Europe/North America	62,587	59,466	-	-	-	-
Total	196,370	182,303	199,579	184,998	10,315	14,940

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not applicable.

15. A breakdown of sales

		Group US$'000 Latest Full Year 31 Dec 2002	Group US$'000 Previous Full Year 31Dec 2001	% Change	Company US$'000 Latest Full Year 31 Dec 2002	Company US$'000 Previous Full Year 31 Dec 2001	% Change
(a)	Sales reported for first half year	84,673	80,271	5	16,500	0	n/m
(b)	Operating profit/(loss) after tax before deducting minority interest reported for first half year	13,239	11,535	15	15,772	(523)	n/m
(c)	Sales reported for second half year	111,697	102,032	9	4,500	16,500	73
(d)	Operating profit after tax before deducting minority interest reported for second half year	21,922	17,972	22	3,441	14,227	76

n/m - not meaningful

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (US$)	Previous Full Year (US$)
Ordinary	21,111,095	14,788,483
Preference	0	0
Total:	21,111,095	14,788,483

SEC NO. 82-5068

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
25/02/2003

SEC NO. 82-5068

MASNET No. 22 OF 25.02.2003
Announcement No. 22

DEL MONTE PACIFIC LIMITED

PRESS RELEASE - DEL MONTE PACIFIC FY2002 NET PROFIT UP 19% INCREASES DIVIDEND PAYOUT

DEL MONTE PACIFIC LIMITED

CONTACT INFORMATION

Jennifer Luy
Del Monte Pacific Limited
Tel +65 6324 6822 HP +65 9824 6765
invest@delmontepacific.com

Joanne Esta Chong
Golin/Harris International
Tel +65 6235 3121 HP +65 9765 8876
joanneesta.chong@golinharris.com

Del Monte Pacific FY2002 Net Profit Up 19% Increases Dividend Payout

- Turnover up 8%
- PBIT rose 14%, net profit increased 19%
- Third consecutive half-year period of double-digit profit growth
- Value-added sales to Europe/North America up 28%
- Final dividend payout of 76%

	For the full year ended 31 December		
	FY 2002	FY 2001	Change
Turnover	US$ 196.4m (S$ 353.5m)	US$ 182.3m (S$ 326.3m)	+ 8% (+8%)
PBIT	US$ 39.9m (S$ 71.8m)	US$ 34.9m (S$ 62.5m)	+14% (+15%)
PBIT Margin	20.3%	19.1%	+1.2 ppt
Net Profit	US$ 35.2m (S$ 63.4m)	US$ 29.5m (S$ 52.8m)	+19% (+20%)
Earnings Per Share	3.28 US cents (5.90 SG cents)	2.73 US cents (4.89 SG cents)	+20% (+21%)
Dividend Per Share (Full Year Payment)	1.97 US cents* (3.44 SG cents)	1.38 US cents (2.53 SG cents)	+43% (+36%)

Note: Singapore dollars in parenthesis at conversion rate of 1.80 (FY2002) and 1.79 (FY2001) for the

*profit and loss, 1.75 (indicative rate FY2002) and 1.83 (FY2001) for the dividend. *FY2002 includes interim dividend of 0.41 US cents.*

SINGAPORE – 25 February 2003 – Del Monte Pacific Limited announced today that Group turnover rose 8% to US$196.4 million (S$353.5 million) compared to the same period in 2001. PBIT (profit before interest and taxes) improved 14% to US$39.9 million (S$71.8 million) while net profit increased 19% to US$35.2 million (S$63.4 million) versus the prior year.

"In this very difficult environment, we were very pleased to record strong profit growth in 2002," said Mr. Tony Chew, Chairman of Del Monte Pacific. "Second-half 2002 net profit was up 22% versus second half 2001, marking our third consecutive half-year period of double-digit profit increases."

In light of the Group's performance, the Directors declared a final dividend payout of 76% of second-half net profit. Coupled with the interim dividend of 33% of first-half net profit, this results in a 60% payout of full year's profit. Based on current shares outstanding, this translates to a final dividend of 1.56 US cents per share (2.73 SG cents at an indicative rate of S$1.75/US$) and total dividends for the year of 1.97 US cents per share (3.44 SG cents). The final dividend payout will generate a yield of more than 6% at current prices.

The increase in turnover was driven by higher volume in Asia and higher pricing of processed products and beverages in Europe/North America.

PBIT was 14% higher as firmer prices and higher volume helped increase PBIT margin to 20.3% from 19.1%.

In Europe/North America, PBIT jumped by 40% to US$13.7 million on turnover of US$62.6 million. Average pricing increased 14% in Europe/North America but turnover growth was limited to 5% due to lower volume. Overall, volume was held back by a lack of product supply. Notably, sales of higher-margin, value-added products such as tropical fruit in glass jars grew 28% although growth was limited by tight supply of high-specification product.

Asia's turnover grew 9% compared to 2001 driven by higher volume across all product categories. However, Asian PBIT grew only 4% as average prices declined 2% (due to currency translation) and product costs increased.

Earnings per share increased 20% to 3.28 US cents (5.90 SG cents) reflecting that average shares outstanding in 2002 was 1% less than in 2001 due to a share buyback in the first half of 2001.

The Company continued to register a strong balance sheet with a net cash position of US$12.6 million at the end of 2002, comparable to the US$17.1 million at the end of 2001, after taking into account the maiden interim dividend payment of US$4.4 million.

Outlook for 2003

The Group expects economic, business and competitive conditions to be extremely challenging in 2003. Against these uncertainties, the Group's focus will be to capitalise on its fundamental strengths and to execute against its key strategies. As a result, the Group expects continued growth from new products, the effect of shifting to higher-margin value-added products, and tight cost control to counter the impact of higher costs and level pricing. Overall, the Group expects to achieve a slight improvement in net profit in 2003 compared to 2002.

A copy of Del Monte Pacific's FY2002 financial statements and results presentation will be accessible on www.sgx.com and www.delmontepacific.com by 6.00pm, Tuesday, 25 February 2003 and a summary of the question and answer session of the results briefing will be accessible on www.sgx.com and www.delmontepacific.com by 12.00pm, Wednesday, 26 February 2003.

Note to Editors

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Submitted by Yvonne Choo, Company Secretary on 25/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 18 OF 26.02.2003
Announcement No. 18

DEL MONTE PACIFIC LIMITED

FY2002 Results Briefing
Q&A Highlights
25 February 2003

Del Monte Pacific Limited
FY2002 Results Briefing
Q&A Highlights
25 February 2003

1. **What is management doing to improve the liquidity of its shares?**

   In order to generate interest in the Company, we have been expanding our efforts to reach out to the investors through roadshows and via a new email alert system. We have also revamped our corporate website to make it more investor-friendly.

   In addtion, we decided not to buy back our shares since May 2001, but instead return our excess cash to shareholders in the form of dividends.

2. **Notwithstanding the interim dividend payout, are there any reasons for the decrease in net cash as of end 2002, considering that capital expenditure was lower in 2002?**

   We had a slightly higher receivable position at end-2002 due to stronger sales in the year-end, compared with the prior year.

3. **There have been reports that your major shareholder, Cirio, has defaulted on its bonds and is having financial difficulties. What is the impact of this on DMPL's operations?**

   There is no impact on operations as the Company continues to trade with the Cirio Group on a normal basis.

4. **What will the impact be on the Company if Cirio sells its stake to a third party?**

   Cirio, at this point, has yet to finalise its restructuring plan and the Company cannot speculate on the possible outcomes.

Submitted by Yvonne Choo, Company Secretary on 26/02/2003 to the SGX

SEC NO. 82-5068

MASNET No. 25 OF 27.02.2003
Announcement No. 25

DEL MONTE PACIFIC LIMITED

2002 Results Briefing

2002 Results Briefing.pdf

Submitted by Yvonne Choo, Company Secretary on 27/02/2003 to the SGX

SEC NO. 82-5068

Del Monte Pacific Limited

2002 Results Briefing

25 February 2003
Singapore

AGENDA

- 2002 Performance Highlights
- Results Analysis by Market and Product
- Performance against Growth Strategy
- Outlook for 2003

Turnover

- Turnover grew 7.7% to US$196.4m


US$ million
182.3
196.4
200
150
100
50
0
FY01
FY02
Turnover

Increase driven by:

– Average price, up 6.3%

– Sales volume, up 1.8%

FY01 FY02

Margins

- PBIT margin and net profit margin improved
- Gross margin stable at 30%


%
35
30
25
20
15
10
5
0
FY01
FY02
29.9
29.7
19.1
20.3
16.2
17.9
Gross Profit
PBIT
Net Profit

Profits

- PBIT increased 14.4%
- Net profit improved 19.2%


US$ million
FY01
FY02
50
40
30
20
10
0
34.9
39.9
29.5
35.2
PBIT
Net Profit

PBIT increased due to:
- Higher pricing
- Higher volume
- Lower distribution and selling expenses

Net profit rose due to:
- Improved PBIT
- Lower tax expense

Earnings Per Share

	FY01	FY02	Change
Net Profit (US$m)	29.5	35.2	+19.2%
EPS (US cents)	2.73	3.28	+20.1%
EPS (SG cents)	4.89	5.90	+20.7%
Issued shares			
- Average (billion shares)	1.08	1.07	- 0.9%
- Year end (billion shares)	1.07	1.07	-

Dividend

- Final dividend payout: 76% of 2H02 net profit
  - 1.56 US cents (2.73 SG cents*) per share
  - Record and payable date: to be announced
- Interim dividend payout: 33% of 1H02 net profit
  - 0.41 US cents (0.71 SG cents) per share
- Total dividend payout: 60% of FY02 net profit
  - 1.97 US cents (3.44 SG cents) per share
- Yield based on total 2002 payout: 8% at current prices

*Based on an indicative exchange rate of S$1.75/US$

Cash Flow & Balance Sheet

(Figures in US$m)	FY01	FY02
Operating Cash Flow	26.1	26.5
Capex	14.9	10.3
Net cash/(debt)*	17.1	12.6
Net tangible assets (NTA)	119.3	133.1
NTA per share (US cents)	11.1	12.4

* After payment of maiden interim dividend of US$4.4m

Turnover by Market

- Asia rose due to higher volume
- Europe/North America increased on higher pricing despite supply shortfall


US$ million
250
200
150
100
50
0
182.3
196.4
122.8
133.8
59.5
62.6
FY01
FY02
Total
Asia
Europe/North America

	Total	Asia	Europe/North America
% turnover change	+8	+9	+5
% volume change	+2	+12	-8

PBIT by Market


US$ million
50
40
30
20
10
0
34.9
39.9
25.1
26.2
9.8
13.7
FY01
FY02
Total
Asia
Europe/North America

- Europe/North America rose on higher pricing
- Asia up on higher volume

% change	+14	+4	+40
% contribution	100	66	34

Turnover by Product


US$ million
250
200
150
100
50
0
182.3
196.4
128.6
134.4
34.0
41.4
19.8
20.6
FY01
FY02
Total
Processed Products
Beverages
Non-Processed Products

- Processed products and beverages up on higher pricing
- Non-processed products up on higher cattle volume

	Total	Processed Products	Beverages	Non-Processed Products
% turnover change	+8	+5	+22	+4
% volume change	+2	0	+6	nm

PBIT by Product


US$ million
50
40
30
20
10
0
FY01
FY02
34.9
39.9
28.4
30.0
4.2
7.9
2.3
2.0
Total
Processed Products
Beverages
Non-Processed Products

- Beverages up strongly on higher concentrate pricing
- Processed products up on pricing
- Non-processed products down on lower fresh fruit volume

	Total	Processed Products	Beverages	Non-Processed Products
% change	+14	+6	+89	-12
% contribution	100	75	20	5

Adding Value

Turnover of value-added, higher-margin products in Europe/North America grew 28%



% of E/NA Turnover
10
8
6
4
2
0
FY01
FY02
4.9
6.3
Europe/North America

Adding Value

New product sales in Asia more than tripled


% of Asia Turnover
10.0
8.0
6.0
4.0
2.0
0.0
FY01
FY02
1.8
5.8
Asia

Improving Customer Service

Increased production and packaging capacity:

- Installed easy-open lid system
- Flexible pouches (SUP) +30%
- Canned mixed fruit +50%
- Shrink wrap / labelling +30%


New
New
New
PIZZA SAUCE

Enhancing Quality, Reducing Costs

Completing cornerstone project to significantly improve fruit handling area

- Dramatic reduction in bruising and wastage
- Improved ability to process riper, better-colour fruit
- Increased recovery
- Increased processed throughput and efficiency
- Reduced transport cost



Building New Markets

Developing new markets for existing products

- Pineapple as a cooking ingredient
- Sales of "Flats" up 36% in 2002
- Compared with 4% growth in 2001


Del Monte
Fresh Cut
CHUNKS

Building New Markets

Continued business development search for:

- Synergistic acquisitions
- Joint ventures
- Strategic alliances

Corporate Governance

Established new committees in line with the Code of Corporate Governance and SGX recommendations:

- Nominating Committee
- Remuneration & Stock Option Committee
- Chaired by Independent Directors
- Majority of Independent Directors as members

2002 Summary

- Turnover up 8% on higher pricing
- PBIT margin improved to 20%
- Net profit grew 19%
  - Third consecutive half year of double-digit growth
  - Continued progress on value added strategy
- Final dividend payout of 76%

Outlook for 2003

- Challenging and uncertain conditions
- Key strategies to deliver:
  - growth from new products
  - shift to higher-margin products
  - tight cost control

Slight Profit Improvement vs 2002

Question & Answer

2002 Results Briefing

25 February 2003
Singapore

APPENDIX

Profit & Loss Highlights (S$)

(Figures in S$ m)	FY01	FY02	Change
Turnover	326.3	353.5	+8.3%
EBITDA	67.1	78.7	+17.3%
PBIT	62.5	71.8	+14.9%
Net profit	52.8	63.4	+20.1%
EPS (SG cents)	4.89	5.90	+20.7%
S$:US$	1.79	1.80	+0.6%

Key Balance Sheet Items (S$)

(Figures in S$ m)	FY01	FY02
Fixed assets	81.0	84.2
Current assets	236.6	237.0
Current liabilities	75.7	72.0
Net cash/(debt)	31.6	21.9
Net tangible assets (NTA)	220.7	231.6
NTA per share (SG cents)	20.5	21.6
S$:US$	1.85	1.74

2002 Turnover by Market

Percentage of total turnover


Asia
68%
Europe/North America
32%

- Del Monte Philippines
- Del Monte Asia/Kikkoman
- Del Monte Fresh Produce

- Del Monte Foods
- Dr. Pepper/Seven-Up
- Kraft Canada
- Cirio Del Monte Foods International

2002 Turnover by Product


Processed Products
68%
Non-processed Products
11%
Beverages
21%

PBIT Margin by Market


FY01
FY02
% Margin
24
22
20
18
16
14
12
10
8
6
4
2
0
19.1
20.3
20.4
19.6
16.5
22.0
Total
Asia
Europe/North America

- Overall PBIT margin higher
- Asia steady
- Europe/North America up on higher prices

PBIT Margin by Product


FY01 FY02
% Margin
24
22
20
18
16
14
12
10
8
6
4
2
0
19.1
20.3
22.1
22.3
12.3
19.1
11.7
9.9
Total
Processed Products
Beverages
Non-Processed Products

- Processed products stable
- Beverages up on pricing
- Non-processed down on lower fruit volume